

May 22, 2020

Joern Aldag
Chief Executive Officer
HOOKIPA Pharma Inc.
350 Fifth Avenue, Suite 7240
New York, New York 10118

> **Re: HOOKIPA Pharma Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2020**
> **File No. 333-238311**

Dear Mr. Aldag:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Puopolo, Esq.